EXHIBIT 99.1

Ero Copper to Release Second Quarter 2024 Operating and Financial Results on August 1, 2024

VANCOUVER, British Columbia, July 08, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its second quarter 2024 operating and financial results on Thursday, August 1, 2024 after market close. The Company will host a conference call to discuss the results on Friday, August 2, 2024 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Friday, August 2, 2024
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial In:	Canada/USA Toll Free: 1-844-763-8274, International: +1-647-484-8814 Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue
Webcast:	To access the webcast, click here
Replay:	Canada/USA Toll Free: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here
Replay Passcode:	6135252

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability (604) 335-7504
info@erocopper.com